# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GRINDR INC., CIK 0001820144
CUSIP: 39854F119
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 750 N. SAN VICENTE BLVD., SUITE RE 1400, WEST HOLLYWOOD, California (CA), 90069
Date of event which requires filing of this statement: 01/10/2025
Amends the filing with accession number 0001140361-22-043286
Filed by CIK 0001060571
Persons authorized to receive notices and communications: J. Michael Gearon, Jr., c/o Grindr Inc., 750 N. San Vicente Boulevard, STE RE1400, West Hollywood, California (CA), 90069, (310) 878-9648

## Reporting persons
- J MICHAEL GEARON JR (CIK 0001060571): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 7,118,168; shared voting power 7,346,900; sole dispositive power 7,118,168; shared dispositive power 7,346,900; aggregate amount beneficially owned 14,465,068 (8.2% of the class)
- 28th Street Ventures LLC: type of reporting person: other (OO); citizenship or place of organization: Georgia (GA); source of funds: working capital (WC); sole voting power 0; shared voting power 255,941; sole dispositive power 0; shared dispositive power 255,941; aggregate amount beneficially owned 255,941 (0.1% of the class)
- The 1997 Gearon Family Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 7,346,900; sole dispositive power 0; shared dispositive power 7,346,900; aggregate amount beneficially owned 7,346,900 (4.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: GRINDR INC.
Address of issuer's principal executive offices: 750 N. SAN VICENTE BLVD., SUITE RE 1400, WEST HOLLYWOOD, California (CA), 90069
Comment: This Amendment No. 1 (this "Amendment No. 1" or this "Schedule 13D/A") to the Schedule 13D filed by the Reporting Persons amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission ("SEC") on November 28, 2022 (the "Original Schedule 13D"). Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Original Schedule 13D. Unless amended or supplemented below, the information in the Original Schedule 13D remains unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

Between January 10, 2025 and January 14, 2025, 28th Street distributed its holdings of Common Stock in kind, for no additional consideration to its members, as follows:

January 10, 2025: 7,090,959 shares to the 1997 Gearon Family Trust;
January 10, 2025: 590,958 shares to the J. Michael Gearon, Jr. Revocable Trust;
January 10, 2025: 766,417 to additional members; and
January 14, 2025: 6,500,000 shares to the J. Michael Gearon, Jr. Revocable Trust.

Mr. Gearon's spouse is a co-trustee of the 1997 Gearon Family Trust and Mr. Gearon is the sole trustee of the J. Michael Gearon Jr. Revocable Trust.

On January 29, 2025, 28th Street sold 175,000 warrants in the open market at prices ranging from $6.46 to $6.61 per warrant (with a weighted average sales price of $6.52 per warrant).

On January 30, 2025, 28th Street sold 150,000 warrants in the open market at prices ranging from $6.38 to $6.72 per warrant (with a weighted average sales price of $6.50 per warrant).

On January 31, 2025, 28th Street sold 114,459 warrants in the open market at prices ranging from $6.34 to $6.56 per warrant (with a weighted average sales price of $6.44 per warrant).

On January 16, 2025 and January 19, 2025, Mr. Gearon received 10,480 and 2,190 shares of Common Stock, respectively, upon the settlement of vested restricted stock units, which had previously been granted to Mr. Gearon for service as a non-employee director of the Company.

On January 23, 2025, the Company announced a redemption of its outstanding warrants at a price of $0.10 per warrant by 5:00 p.m. New York City time on February 24, 2025 (the "Redemption Time"). Holders of the warrants may instead elect to exercise their warrants until the Redemption Time. 28th Street presently intends to exercise its 255,941 warrants on a cashless basis prior to the Redemption Time pursuant to the terms of the Warrant Agreement, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent, dated as of November 23, 2020, as amended on November 17, 2022; however, there can be no guarantee that 28th Street's plans for such warrant exercise will not change prior to the Redemption Time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Statement is hereby amended and restated as follows:

Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by such Reporting Person and are incorporated herein by reference. The percentage set forth in each row 13 is based upon 176,868,332 shares of Common Stock, consisting of (i) 176,612,391 shares of Common Stock outstanding as of November 5, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q, filed on November 8, 2024, plus (i) 12,670 shares of Common Stock issued to Mr. Gearon upon the settlement of vested restricted stock units after November 8, 2024, and (ii) 255,941shares of Common Stock issuable to 28th Street upon the exercise of currently exercisable warrants.
Number of shares as to which each person has sole or shared power to vote or dispose:
Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of shares of Common Stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.

Mr. Gearon and The 1997 Gearon Family Trust, by virtue of each of their 50% beneficial ownership of 28th Street, may be deemed to beneficially own the shares of Common Stock owned by 28th Street and have the shared power to vote or to direct the vote of (and shared power to dispose of or to direct the disposition of) the 255,941 shares of Common Stock underlying warrants held by 28th Street. Mr. Gearon is the sole trustee of the J. Michael Gearon, Jr. Revocable Trust and may be deemed to beneficially own the shares of Common Stock owned by the J. Michael Gearon, Jr. Revocable Trust and have the sole power to vote or to direct the vote of (and shared power to dispose of or to direct the disposition of) the 7,090,958 shares of Common Stock held by the J. Michael Gearon, Jr. Revocable Trust. Mr. Gearon's spouse is a co-trustee of the 1997 Gearon Family Trust, and Mr. Gearon may be deemed to beneficially own the shares of Common Stock owned by the 1997 Gearon Family Trust and have the shared power to vote or to direct the vote of (and shared power to dispose of or to direct the disposition of) the 7,090,959 shares of Common Stock held by the 1997 Gearon Family Trust.
Transactions in the class effected during the past sixty days: Except as reported under Item 4, the Reporting Persons have not affected any transactions in the securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by any Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Each of 28th Street and 1997 Gearon Family Trust ceased to be beneficial owners of more than five percent of the Common Stock on January 14, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended and supplemented by the following:

Warrants

28th Street holds an aggregate of 255,941warrants, each of which is exercisable to purchase one share of Common Stock, subject to adjustment in certain circumstances. In the Original Schedule 13D, the number of warrants held by the 28th Street was inadvertently understated by 175,625 warrants, by virtue of an administrative error.

The exercise price of the warrants is $11.50 per share, subject to adjustments. The warrants were originally scheduled to expire at 5:00 p.m., New York City time, on November 18, 2027 or earlier upon redemption or the Company's liquidation.

The warrants are redeemable by the Company in whole at $0.10 per warrant upon a minimum of 30 days' prior written notice of redemption, provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table set forth in the Warrant Agreement. As described in Item 4, on January 23, 2025, the Company announced a redemption of its outstanding warrants at a price of $0.10 per warrant by 5:00 p.m. New York City time on February 24, 2025.

The foregoing description of the warrants is qualified in its entirety to the full text of the Warrant Agreement, which is filed herewith as Exhibit 99.3 and incorporated herein by reference.

Equity Awards

As an outside director of the Company, from time to time, Mr. Gearon has received, and may in the future receive, restricted stock units or other awards of equity-based compensation pursuant to the Company's compensation arrangements for non-employee directors. As of the date hereof, Mr. Gearon holds 27,210 shares of Common Stock issued upon the settlement of restricted stock unit awards, as well as restricted stock units for 4,378 shares that are scheduled to vest in two equal quarterly installments on April 17, 2025 and July 17, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended and supplemented by the following:

99.3 Warrant Agreement between Tiga Acquisition Corp. and Continental Stock Transfer & Trust Company, as warrant agent, dated November 23, 2020 (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K (File No. 1-39714), filed with the SEC on November 23, 2022).

## Signatures
- J MICHAEL GEARON JR: /s/ J. Michael Gearon, Jr., J. MICHAEL GEARON, JR. (02/03/2025)
- 28th Street Ventures LLC: /s/ J. Michael Gearon, Jr., J. Michael Gearon, Jr., Manager (02/03/2025)
- The 1997 Gearon Family Trust: /s/ Sandee L. Dean, Sandee L. Dean, Trustee (02/03/2025)